[Letterhead of Haynes and Boone, LLP]

October 24, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Goodman Networks Incorporated
Amendment No. 2 to Registration Statement on Form S-4
Filed June 11, 2013
File No. 333-186684

Dear Mr. Spirgel:

We are submitting this letter on behalf of Goodman Networks Incorporated (the “Company”) in response to comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 21, 2013 (the “Comment Letter”), with respect to the above-referenced filing, which amended and supplemented the Registration Statement on Form S-4 originally filed by the Company on February 14, 2013 (as amended, the “Registration Statement”). Where appropriate, we have indicated the page number of the revised disclosure in Amendment No. 3 to Registration Statement which is being filed concurrently herewith. For your convenience, each comment from the Comment Letter is restated in bold type prior to the Company’s response to such comment.

Summary, page 1

Recent Developments, page 11

1.	We note disclosure on page 73 that Goodman Networks will acquire the outstanding shares of Multiband common stock at $3.25 per share in cash and repay Multiband’s outstanding indebtedness. Please revise your disclosure here, and throughout your prospectus, to disclose Multiband’s outstanding indebtedness as of the date of the latest balance sheet. Further, revise your disclosure on page 11 to disclose the total consent fee Goodman Networks must pay pursuant to the Consent Letter in connection with the merger.

Mr. Larry Spirgel

Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised pages 11 and 68 of the Registration Statement to provide additional disclosure regarding the repayment by the Company of Multiband’s outstanding indebtedness in connection with the closing of the merger with Multiband and the Company’s total consent fee paid pursuant to the Consent Letter.

Risk Factors, page 25

We do not have a commitment from PNC for the amendment to the Credit Facility…, page 36

2.	Clarify whether the failure to obtain the necessary amendments to the Credit Facility could affect the consummation of the merger with Multiband.

Response: The Company advises the Staff that following the consummation of the merger with Multiband, the Company obtained an amendment to its credit facility with PNC Bank, National Association containing the provisions discussed in the risk factor entitled “We do not have a commitment from PNC for the amendment to the Credit Facility and we cannot assure you that the amendment to the Credit Facility will be completed on the terms described in this prospectus, or at all.” Accordingly, the Company has revised page 36 of the Registration Statement to remove such risk factor.

Selected Historical Consolidated Financial Data, page 78

3.	Refer to footnote (1) at the end of this page. You disclose in Note 15 that you have revised your historical financial statements to present your Pacific Northwest operations as discontinued operations; however, this footnote indicates the contrary. Please revise footnote (1) to clarify your presentation.

Response: In response to the Staff’s comment, the Company has revised page 73 of the Registration Statement to clarify that the Pacific Northwest operations are presented as discontinued operations.

Mr. Larry Spirgel

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

Critical Accounting Policies and Estimates, page 102

4.	We note that as a result of the acquisitions completed in the quarter ended March 31, 2013 you recognized goodwill and intangibles. Please disclose your accounting policy for impairment of goodwill and intangible assets.

Response: The Company has revised page 101 of the Registration Statement in response to the Staff’s comment.

Executive Compensation, page 130

Narrative Disclosure Regarding Summary Compensation Table, page 131

5.	Indicate the board’s reasons for waiving the 2012 EBITDA and revenue performance measures and awarding Messrs. Goodman, Hill and Dumas under the Company’s Bonus Plan.

Response: In response to the Staff’s comment, the Company has revised page 132 of the Registration Statement.

Financial Statements of Goodman Networks Incorporated

Notes to consolidated financial statements, page F-8

Note 13 - Income Taxes, page F-22

6.	We note your response to comment eight. You disclose on page F-21 that you filed Application for Change in Accounting Method on Form 3115 with the IRS on December 31, 2012. Please tell us at what date the changes in tax accounting policy are effective. Additionally, tell us whether or not the applications were approved by the IRS or of any update in this status.

Response: The Company advises the Staff that the two changes in tax policy are effective for the tax year beginning January 1, 2012. The Form 3115 filed to change the Company’s method of accounting for non-construction type projects to the Accrual method was approved by the IRS on June 19, 2013. The Form 3115 filed to change the Company’s method of accounting for construction projects to the percentage of completion method was approved by the IRS on June 26, 2013.

Mr. Larry Spirgel

Securities and Exchange Commission

Note 14 - Discontinued Operations, page F-35

7.	Addressing ASC 205-20-15-2, tell us in detail how you concluded that the contract with AT&T Mobility in the Pacific Northwest region constitutes a component. Also, addressing ASC 360-10-20, tell us what is the level at which operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

Response: In assessing whether the contract with AT&T Mobility in the Pacific Northwest region qualified for discontinued operations reporting, the Company assessed the guidance in ASC 205-20-15-2, which makes reference to the definition of a component. As noted in ASC 205-20-15-2, “A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.”

The Company noted that the operations in the Pacific Northwest region did not constitute a reporting segment, an operating segment, a reporting unit or a subsidiary. ASC 360-10-20 defines an “asset group” as the unit of accounting for a long-lived asset or assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Discrete financial information is available for the results of operations for the Pacific Northwest region, and the cash flows generated by the Pacific Northwest region are independent of the cash flows generated in other regions. Accordingly, the Company concluded that the operations of the Pacific Northwest region constitute an asset group as defined in ASC 360-10-20.

Should the Staff have additional questions or comments concerning the foregoing, please contact Greg R. Samuel, Esq. at (214) 651-5645.

Sincerely,

/s/ Greg R. Samuel
Greg R. Samuel
Haynes and Boone, LLP
(214) 651-5645
Greg.Samuel@haynesboone.com

Mr. Larry Spirgel

Securities and Exchange Commission

cc:	Brandon Hill

Terry French

Michael Henderson

Ivette Leon

John A. Goodman, Executive Chairman, Goodman Networks Incorporated

Ron B. Hill, Chief Executive Officer, Goodman Networks Incorporated

Randal S. Dumas, Chief Financial Officer, Goodman Networks Incorporated

Matthew L. Fry, Esq.